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                              September 1, 2023

       John Turner
       Chief Financial Officer
       New Atlas HoldCo Inc.
       5918 W. Courtyard Drive, Suite 500
       Austin, Texas 78730

                                                        Re: New Atlas HoldCo
Inc.
                                                            Amendment No. 1 to
Registration Statement on Form S-4
                                                            Filed August 30,
2023
                                                            File No. 333-273585

       Dear John Turner:

              We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Amendment No. 1 to Registration Statement on Form S-4 filed August 30,
2023

       Exhibits

   1. We note that the revised tax opinion filed as Exhibit 8.1 no longer includes a signature from Vinson & Elkins
LLP. Please obtain and file a signed tax opinion.
       General

   2. Please confirm that no party whose consent to the Reorganization was privately solicited, if any, will receive
shares the offer and sale of which is registered on this Form S-4.
 John Turner
New Atlas HoldCo Inc.
September 1, 2023
Page 2

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       You may contact Claudia Rios, Staff Attorney, at (202) 551-8770 or Laura Nicholson,
Special Counsel, at (202) 551-3584 if you have any questions.



                                                           Sincerely,
FirstName LastNameJohn Turner
                                                           Division of
Corporation Finance
Comapany NameNew Atlas HoldCo Inc.
                                                           Office of Energy &
Transportation
September 1, 2023 Page 2
cc:       Thomas Zentner, Esq.
FirstName LastName